UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of September 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 September 2022 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 September 2022 entitled ‘Rio Tinto and Turquoise Hill reach agreement in principle for Rio Tinto to acquire full ownership of Turquoise Hill for C$43 per share in cash’
99.3Stock Exchange announcement dated 6 September 2022 entitled ‘Rio Tinto and Turquoise Hill enter into definitive arrangement agreement for Rio Tinto to acquire full ownership of Turquoise Hill’
99.4Media release dated 13 September 2022 entitled ‘Rio Tinto and Volvo Group partner for low-carbon materials supply and pilot sustainable autonomous hauling solutions’
99.5Stock Exchange announcement dated 16 September 2022 entitled ‘Notice of dividend currency exchange rates – 2022 interim dividend’
99.6Media release dated 20 September 2022 entitled ‘Rio Tinto joins First Movers Coalition to help drive low-carbon transition’
99.7Media Release dated 22 September 2022 entitled ‘Rio Tinto and Shougang Group to explore steel decarbonization solutions’
99.8Stock Exchange announcement dated 27 September 2022 entitled ‘Rio Tinto to start underground mining at Kennecott copper operations’
99.9Stock Exchange announcement dated 27 September 2022 entitled ‘Rio Tinto Kennecott Mineral Resources and Ore Reserves’
99.10Stock Exchange announcement dated 27 September 2022 entitled ‘Notification of dividend / distribution’
99.11Media release dated 29 September 2022 entitled ‘Response to Energy Resources of Australia’s independent valuation report’
99.12Media release dated 29 September 2022 entitled ‘Rio Tinto starts demonstration plant for lithium concentration in Quebec’
99.13Stock Exchange announcement dated 30 September 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 October 2022	Date	3 October 2022